UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39419

WEWORK INC.

(Exact name of registrant as specified in its charter)

71 5th Avenue, 2nd Floor

New York, NY 10003

(646) 389-3922

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.0001 par value

(Title of each class of securities covered by this Form)

Class A common stock, $0.0001 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Approximately 100 record holders

Pursuant to the requirements of the Securities Exchange Act of 1934 WeWork Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 11, 2024	WeWork Inc.

	By:	/s/ Kurt Wehner
	Name:	Kurt Wehner
	Title:	Chief Financial Officer